Impossible Kicks Holding Company, Inc.

300 Spectrum Center Drive, Suite 400

Irvine, CA 92618

September 12, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549

Attn: Rucha Pandit and Dietrich King

Re:	Impossible Kicks Holding Company, Inc.
Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-12452

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), Impossible Kicks Holding Company, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s offering statement on Form 1-A (File No. 024-12452), together with all exhibits thereto, initially publicly filed with the Commission on June 14, 2024 (the “Offering Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated Regulation A offering at this time. The Offering Statement has not been declared qualified and the Company confirms that no securities have been sold pursuant to the Offering Statement.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (949) 414-5002 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Impossible Kicks Holding Company, Inc.

By:	/s/ John Mocadlo
John Mocadlo
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.